UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

Amendment No. 8

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Distribución y Servicio D&S S.A.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Republic of Chile

(Jurisdiction of Subject Company’s Incorporation or Organization)

Inversiones Australes Tres Limitada

Wal-Mart Stores, Inc.

(Name of Person(s) Furnishing Form)

American Depositary Shares

(Title of Class of Subject Securities)

254753106

(CUSIP Number of Class of Securities)

Shares of Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Not Applicable

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 23, 2008

(Date Tender Offer Commenced)

February 23, 2009

(Date Follow-on Tender Offer Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

The following documents are attached as exhibits to this Form:

Exhibit Number	Description

1.*	English translation of Chilean Prospectus dated December 23, 2008.

2.*	English translation of Chilean Notice of Commencement dated December 23, 2008.

2.1.#	English translation of Chilean Prospectus for follow-on tender offer dated February 23, 2009.

2.2.#	English translation of Chilean Notice of Commencement for follow-on tender offer dated February 23, 2009.

*	Previously furnished as Exhibits 2 and 3 to Form CB filed with the Securities and Exchange Commission on December 23, 2008.

#	Previously furnished as Exhibits 2.1 and 2.2 to Form CB Amendment No. 7 filed with the Securities and Exchange Commission on February 23, 2009.

Item 2.  Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number	Description

3.**	Notice to U.S. Stockholders of Distribución y Servicio D&S S.A. (the “U.S. Supplement”).

4.**	ADS Letter of Transmittal.

5.**	Form of Acceptance.

6.**	Summary newspaper advertisement published in The Wall Street Journal on December 23, 2008.

7.**	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.

8.***	English translation of response, dated January 2, 2009, by Mr. Felipe Ibáñez Scott, to a letter from the Superintendency of Securities and Insurance (the “SVS”), dated December 24, 2008.

9.***	English translation of newspaper advertisement published in El Mercurio, a Chilean newspaper, on January 5, 2009.

10.****	English translation of interview with representatives of IM Trust Corredores de Bolsa S.A. published by El Mercurio, a Chilean newspaper, on January 12, 2009.

11.*****	Agreement to Tender, dated as of December 19, 2008, by and among Inversiones Australes Tres Limitada and the parties listed on the signature pages thereto under the titles Stockholder Group I, Stockholder Group II, Stockholder Group III, Principal Stockholders and Guarantor, as published by the SVS on its website on January 16, 2009 (“Agreement to Tender”).

12.*****	Stockholders’ Agreement, dated as of December 19, 2008, by and among Inversiones Australes Tres Limitada and the parties listed on the signature pages thereto under the titles Stockholder Group I, Stockholder Group II and Principal Minority Stakeholders, as published by the SVS on its website on January 16, 2009 (“Stockholders’ Agreement”).

13.*****	Form of Offering Rights Agreement, to be entered into by Inversiones Australes Tres Limitada, Distribución y Servicio D&S S.A. and the parties listed on the signature pages thereto under the title Holders, as published by the SVS on its website on January 16, 2009 (“Form of Offering Rights Agreement”).

14.*****	Form of Put Option Agreement, to be entered into by Inversiones Australes Tres Limitada and the parties listed on the signature pages thereto under the titles Optionor, Stockholder Group I, Stockholder Group II and Guarantor, as published by the SVS on its website on January 16, 2009 (“Form of Put Option Agreement”).

15.*****	Summary of Agreement to Tender, Stockholders’ Agreement, Form of Offering Rights Agreement and Form of Put Option Agreement.

16.†	Certain exhibits to the Stockholders’ Agreement, as published by the SVS on its website on January 21, 2009.

17.††	Press release of Wal-Mart Stores, Inc. announcing tender offer results, published on January 23, 2009.

18.††	English translation of Chilean Notice of Results, published in Chile on January 25, 2009.

19.†††	Press release of Wal-Mart Stores, Inc. relating to New York Stock Exchange action regarding American Depositary Shares of Distribución y Servicio D&S S.A. and Wal-Mart follow-on tender offer.

20.††††	Notice to U.S. Stockholders of Distribución y Servicio D&S S.A. of the follow-on tender offer.

21.††††	ADS Letter of Transmittal for follow-on tender offer.

22.††††	Form of Acceptance for follow-on tender offer.

23.††††	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees in connection with follow-on tender offer.

24.††††	Press Release of Wal-Mart Stores, Inc. relating to follow-on tender offer.

25.†††††	English translation of newspaper advertisement published in La Tercera, a Chilean newspaper, on March 10, 2009.

**	Previously furnished as Exhibits 1, 4, 5, 6 and 7, respectively, to Form CB filed with the Securities and Exchange Commission on December 23, 2008.

***	Previously furnished as Exhibits 8 and 9 to Form CB Amendment No. 1 filed with the Securities and Exchange Commission on January 5, 2009.

****	Previously furnished as Exhibit 10 to Form CB Amendment No. 2 filed with the Securities and Exchange Commission on January 13, 2009.

*****	Previously furnished as Exhibits 11 through 15 to Form CB Amendment No. 3 filed with the Securities and Exchange Commission on January 16, 2009.

†	Previously furnished as Exhibit 16 to Form CB Amendment No. 4 filed with the Securities and Exchange Commission on January 21, 2009.

††	Previously furnished as Exhibits 17 and 18 to Form CB Amendment No. 5 filed with the Securities and Exchange Commission on January 26, 2009.

†††	Previously furnished as Exhibit 19 to Form CB Amendment No. 6 filed with the Securities and Exchange Commission on January 27, 2009.

††††	Previously furnished as Exhibits 20 through 24 to Form CB Amendment No. 7 filed with the Securities and Exchange Commission on February 23, 2009.

†††††	Furnished herewith.

PART III - CONSENT TO SERVICE OF PROCESS

On December 23, 2008, Inversiones Australes Tres Limitada filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

PART VI - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inversiones Australes Tres Limitada

/s/ Gordon Y. Allison
Name:	Gordon Y. Allison
Title:	Attorney-in-Fact

March 10, 2009

Wal-Mart Stores, Inc.

/s/ Gordon Y. Allison
Name:	Gordon Y. Allison
Title:	Vice President and General Counsel - Corporate Division, and Assistant Secretary

March 10, 2009

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